SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer ID (CNPJ/MF): 01.545.826/0001-07

Company Registry (NIRE): 35.300.147.952

Publicly Held Corporation

Minutes of the Meeting of the Board of Directors of Gafisa S.A. (“Company”) held on May 22, 2019

1.      Date, time and venue: On May 22, 2019, at 6:00 p.m., in the city of São Paulo, state of São Paulo, at Av. Pres. Juscelino Kubitschek, 1830, cj 32, Bloco 2, Cond. Ed. São Luiz, Vila Nova Conceição, CEP: 04543-900, and via conference call.

2.      Call notice and attendance: All members of the Board of Directors were present, as identified below, constituting a quorum for installation and approval.

3.      Presiding Board: Chairman: Mr. Leo Julian Simpson. Secretary: Mr. Marcelo Janson Angelini.

4.      Agenda: (i) To replace the Company’s External Auditors; and (ii) to elect the members of the Corporate Governance and Compensation Committee.

5.      Resolutions: by unanimous vote, the Directors decided: (i) as recommended by the Audit Committee, to replace the Company’s external auditors, BDO RCS, with BKR – Lopes, Machado Auditores, who will audit the accounts for fiscal year 2019; (ii) to elect the following members of the Corporate Governance and Compensation Committee: Antonio Carlos Romanoski, Brazilian, married, lawyer, Identity Card (RG) no. 508915-8 SSP/PR, Individual Taxpayer’s ID (CPF/MF) no.  005.084.389-34; Nelson Sequeiros Rodriguez Tanure, Brazilian, divorced, business administrator, Individual Taxpayer’s ID (CPF/MF) no. 041.747.715-53, Identity Card (RG) no. 07.140.649-0 issued by IFP/RJ; and Thomas Cornelius Azevedo Reichenheim, Brazilian, divorced, business administrator, Identity Card (RG) no. 3.781.320-1 SSP- SP, Individual Taxpayer’s ID (CPF/MF) no. 199.437.768-20, all with two-year tenures as from this date. As such, the Corporate Governance and Compensation Committee has the following composition: Antonio Carlos Romanoski, Nelson Sequeiros Rodriguez Tanure, Thomas Cornelius Azevedo Reichenheim; and the Company’s CEO, Roberto Luz Portella.

6.      Closure: With nothing further to discuss, these minutes were drawn-up, approved and signed by all members of the Board. Signatures: Leo Julian Simpson, Chairman, Marcelo Janson Angelini, Secretary. Directors: Antonio Carlos Romanoski, Eduardo Larangeira Jácome, Leo Julian Simpson, Nelson Sequeiros Rodriguez Tanure, Roberto Luz Portella and Thomas Cornelius Azevedo Reichenheim.

Leo Julian Simpson Chairman	Marcelo Janson Angelini Secretary

Directors in attendance:

Antonio Carlos Romanoski	Eduardo Larangeira Jácome

Leo Julian Simpson	Nelson Sequeiros Rodriguez Tanure

Roberto Luz Portella	Thomas Cornelius Azevedo Reichenheim

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 23, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer